SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: September 14, 2023

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from August 1, 2023 to August 31, 2023, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on September 14, 2023

[This is a translation of the Share Buyback Report for the period from August 1, 2023 to August 31, 2023, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on September 14, 2023]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors
(as of August 31, 2023)
	Number of Shares		Total Amount (Yen)
Resolution approved by the Board of Directors as of May 17, 2023 (Period of Repurchase: May 18, 2023 to May 17, 2024）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) August 10 August 17 August 18 August 21 August 22 August 24 August 25 August 28 August 29 August 30 August 31	797,300 34,300 52,800 21,800 4,000 114,800 126,800 104,200 94,900 94,900 162,800	9,999,231,000 410,740,500 633,091,000 261,302,500 47,910,000 1,379,571,500 1,503,872,000 1,248,514,500 1,137,767,000 1,143,563,500 1,981,109,500
Total	―	1,608,600	19,746,673,000
Total number of shares repurchased as of the end of the reporting month	1,608,600		19,746,673,000
Progress of the repurchase (%)	6.43		9.87
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved by the Board of Directors as of May 17, 2023 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of August 31, 2023)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) August 16 August 17 August 18 August 21 August 28 August 30	32,800 141,800 43,800 400 13,700 400	285,764,752 1,235,409,812 381,600,492 3,484,936 119,359,058 3,484,936
Total	―	232,900	2,029,103,986
Other (Acquired treasury stock disposed as restricted stock compensation)	―	―	―
Total	―	―	―
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) August 21	80	696,987
Total	―	80	696,987
Total amount	232,980		2,029,800,973
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury
(as of August 31, 2023)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	27,835,402

 EOF

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